UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 4, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RRsat Global Communications Network Ltd.

File No. 001-33085- CF#24962

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RRsat Global Communications Network Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 20-F filed on March 18, 2010.

Based on representations by RRsat Global Communications Network Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.8	through December 31, 2016
Exhibit 4.10	through April 1, 2016
Exhibit 4.11	through April 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel